Reid & Rudiger, LLC
(SEC ID NO. 8-51721)

Financial Statement

Year Ended December 31, 2024

Public

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reid & Rudiger LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street; Suite 1708
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@rrbb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One; Suite 4103	Iselin	NJ	08831
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reid & Rudiger LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLI MEZZATESTA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES NOVEMBER 12, 2029

Signature: [signature]

Title:
Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Reid & Rudiger, LLC
Index to the Financial Statement
December 31, 2024

Table of Contents



517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Reid & Rudiger, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Reid & Rudiger, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 28, 2025

Miami ● Los Angeles ● Cayman Islands

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	224,748
Receivable from clearing broker		160,482
Operating lease right of use asset		669,332
Prepaid expenses		37,790
Advance to employee		15,000
Clearing deposit		50,000
Security deposit		45,493
Property and equipment, net		7,533
Total Assets	$	1,210,378

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	47,586
Operating lease liability		672,849
Total Liabilities		720,435
Member's Equity		489,943
Total Liabilities and Member's Equity	$	1,210,378

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger, LLC ("Company") a New York Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is located in New York, New York. It is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates a number of lines of business as a retail brokerage firm. It clears all securities transactions through a clearing broker, RBC Capital Markets Corporation ("RBC") on a fully disclosed basis. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

The Company is wholly-owned by Evermore Holdings, LLC ("Member").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents. The Company keeps its cash with major banks in the US. The account balances may exceed the FDIC insurance limit of $250,000. See Note 5.

Receivable from Clearing Broker
Receivable from clearing broker is the net balance due the Company for income earned on securities transactions. The receivable due from the broker was $160,482 at December 31, 2024.

In accordance with ASC 326, *Financial Instruments - Current Expected Credit Losses* ("CECL"). CECL requires an evaluation and immediate recognition of estimated expected credit losses over the life of applicable financial assets. The Company's evaluation considered relevant collectability factors, including: historical experience; credit quality; terms; balances; current and projected economic conditions. The Company's management has determined that no allowance for credit losses was necessary at December 31, 2024 based upon its evaluation.

Clearing Deposit
The Company is required to maintain a deposit of $50,000 according to the terms of its fully disclosed clearing agreement with its clearing broker, RBC.

Income Taxes
The Company is a single-member Limited Liability Company treated as a disregarded entity for income tax purposes. Therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Member is responsible to report the Company's income or loss and the associated tax effects on its income tax returns.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $382,058, which was $377,058 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

4.   DISPUTES

The Company is a party in three arbitrations, brought by customers, pending before FINRA Dispute Resolution. Two arbitrations settled during the year with no material impact on the Company's financial position or operating results. The pending matters are in prehearing stages of the arbitration process, and the Company is vigorously defending the allegations. In management's opinion, the outcome of the disputes would not have a material impact on the Company's financial position or operating results. Accordingly, no provision for the claims have been made in these financial statements.

5.   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions. These balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

6.   EMPLOYEE ADVANCE

The Company advanced one employee an aggregate of $15,000 at December 31, 2024. The amount is non-interest bearing and has been repaid subsequent to December 31, 2024.

7.   LEASES

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of the Company's lease is not readily determinable and accordingly, the Company uses its estimated incremental borrowing rate based on the information available at the commencement date. The Company's estimated incremental borrowing rate for the lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

7. <u>LEASES</u> (continued)

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

In August 2023, the Company entered into a lease agreement as a lessee for office space, which commenced in July 2024. The monthly fixed rental payments under this lease agreement for year one are $11,373 per month, with annual increases thereafter. Certain monthly rents will be subject to abatement during the lease term. The lease term is sixty-five months and included a security deposit of $45,493.

Lease asset obtained in exchange for lease liability at July 1, 2024:

Operating lease	$ 741,089

Other information related to leases as of December 31, 2024, was as follows:

Supplemental cash flow information:

Amortization of ROU asset	$ 71,757
Operating lease payments	$ (68,240)

A discount rate of 6% was used when measuring the operating lease right of use asset and the operating lease liability at inception through December 31, 2024.

The future minimum lease liability payments are as follows:

Undiscounted Lease Payments	
2025	$ 138,015
2026	141,121
2027	144,296
2028	147,543
2029	138,151
Total undiscounted lease payments	$ 709,126
Less: imputed interest	(36,277)
Total operating lease liability	$ 672,849

8. COMMITMENTS AND CONTINGENCIES

Contingencies
On August 14, 2024, the Company and certain registered persons received Wells notices, informing the Company and the registered persons that FINRA staff has made a preliminary determination to recommend disciplinary action. The notices also only noted that "violations are currently under consideration." The Company maintains that it and the registered persons acted in a manner consistent with law and FINRA rules. The Company, moreover, has not been advised that a final determination has been made to recommend disciplinary action, that FINRA has approved a staff recommendation for disciplinary action, or that disciplinary action has been or will be initiated. In management's opinion, based upon the information available at the time these financial statements were issued, there are no litigation, claims, or regulatory actions against the Company that would have a material impact on its financial position or operating results.

Counterparty and Market Risks
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party under its agreement with RBC. The Company is also subject to market risk if the current price of the securities has changed from the contracted price. No such non-performance events occurred during the year ended December 31, 2024. The Company's policy is to monitor its exposure to market and counterparty risks. In addition, the Company has a policy of reviewing, on an ongoing basis, the credit standing of each counterparty and customer with which it conducts business.

9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2024:

Furniture and fixtures	$ 7,102
Computers	4,818
Less: Accumulated depreciation	(3,987)
	$ 7,533

Property and equipment are stated at cost. Depreciation is computed using the straight line method over their estimated useful lives, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term. The depreciation for the year ended December 31, 2024 is $976 and is included in other expenses in the statement of operations.

10. INCOME TAXES

The Company is subject to the New York City Unincorporated Business Tax ("UBT"), which the Member files on a consolidated basis including the Company.

The Company has determined that there were no uncertain tax positions requiring disclosure or recording in these financial statements as of December 31, 2024. This determination is subject to ongoing review as facts and circumstances require.

10. INCOME TAXES (continued)

The Company's tax filings are subject to examination by federal, New York State, and New York City tax authorities in accordance with the normal statute of limitations, which are generally three years from the filing date. Tax years 2021 through 2023 are open as of December 31, 2024. No tax examinations occurred during the year ended December 31, 2024.

11. SEGMENT REPORTING

The Company in engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal and agency transactions. The Company identified its Managing Director as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the financial statements as of December 31, 2024 and for the year then ended.